UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_________________________

FORM 11-K

FOR ANNUAL REPORTS OF
EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ______________ to _______________

Commission file number 333-130203

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Kearny Federal Savings Bank Employees' Savings & Profit Sharing Plan and Trust

B.  Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Kearny Financial Corp.
120 Passaic Avenue
Fairfield, New Jersey 07004

REQUIRED INFORMATION

The Kearny Federal Savings Bank Employees’ Savings & Profit Sharing Plan and Trust is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  In accordance with Item 4  of the Form 11-K and in lieu of the requirements of Item 1-3, financial statements prepared in accordance with the financial reporting requirements of ERISA are filed herewith.

Exhibits

The following exhibits are being filed with this report.

No.                      Description

23.1                      Consent of ParenteBeard LLC

KEARNY FEDERAL SAVINGS BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST

FINANCIAL STATEMENTS
And
SUPPLEMENTAL SCHEDULE
December 31, 2012 and 2011

KEARNY FEDERAL SAVINGS BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST
December 31, 2012 and 2011

INDEX

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Supplemental Schedule:

Schedule H, Line 4(i) Schedule of Assets (Held at End of Year)	15

Report of Independent Registered Public Accounting Firm

To the Participants and Trustees
Kearny Federal Savings Bank Employees’ Savings & Profit Sharing Plan and Trust

We have audited the accompanying statements of net assets available for benefits of the Kearny Federal Savings Bank Employees’ Savings & Profit Sharing Plan and Trust (the “Plan”) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4(i) Schedule of Assets (Held at End of Year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Clark, New Jersey
June 24, 2013

KEARNY FEDERAL SAVINGS BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2012	2011
Assets
Investments at Fair Value:
Investment in Mutual Fund, Short-term Fund	$6,566	$26,727
Employer common stock	5,329,408	5,182,155
Interest in common/collective trusts:
Conservative Strategic Balanced SL Fund-Class 1	400,529	373,002
Moderate Strategic Balanced SL Fund-Class 1	662,898	537,654
Aggressive Strategic Balanced SL Fund-Class 1	309,706	221,044
S&P 500 Index NL Series Fund - Class A	1,198,549	947,922
Invesco Stable Value Fund-Pentegra Class	2,273,274	2,157,286
S&P Midcap Index NL Series Fund - Class A	1,462,465	1,094,866
S&P Large Cap Value Index SL Fund - Class 1	708,828	552,881
S&P Large Cap Growth Index SL Fund - Class 1	1,053,756	816,140
Russell Small Cap Index NL Series Fund - Class A	663,384	509,950
NASDAQ 100 Index Non-Lending Fund - Class A	982,092	632,091
International Index NL Series Fund - Class A	326,139	244,600
U.S. Long Treasury Index SL Series Fund - Class A	714,340	656,908
Tuckerman REIT Index NL Series Fund - Class A	329,553	220,113
Short-Term Investment Fund - Class A	1,139,474	1,075,139
Target Retirement Funds-Class A -2010-2055	642,003	475,788
U.S. Bond Index NL Fund-Class A	42,108	36,390
Total investments	18,245,072	15,760,656

Participant loans receivable	675,642	607,743
Dividends receivable	-	27,244
Due from broker for sales of investments	7,546	5,804

Total assets	18,928,260	16,401,447
Liabilities
Due to broker for purchase of investments	12,777	25,301

Net assets available for benefits at fair value	18,915,483	16,376,146

Adjustments from Fair Value to Contract Value for
Fully Benefit-Responsive Investment Contracts	(81,700)	(65,277)

Net assets available for benefits	$18,833,783	$16,310,869

See notes to the financial statements.

KEARNY FEDERAL SAVINGS BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31
Additions to Net Assets Attributed to	2012	2011
Investment income
Interest and dividends	$30,773	$110,115
Net appreciation in fair value of investments	1,268,933	574,128

Total investment income	1,299,706	684,243

Less: Investment expenses	(4,230)	(4,050)

Net investment income	1,295,476	680,193

Interest income on notes receivable from participants	27,531	28,422

Contributions and Transfers:
Participants	1,134,197	1,097,304
Employer	515,545	499,608
Rollover	143,229	-
Transfers in	-	468
CJB funds transferred in	-	3,137,072
CJB loans transferred in	-	9,163

Total contributions and transfers	1,792,971	4,743,615

Total additions	3,115,978	5,452,230

Deductions from Net Assets Attributed to
Benefits paid to participants	507,616	564,539
Administrative expenses	85,448	67,394

Total deductions	593,064	631,933

Net increase in net assets available for benefits	2,522,914	4,820,297

Net Assets Available for Benefits
Beginning of year	16,310,869	11,490,572

End of year	$18,833,783	$16,310,869

See notes to the financial statements.

KEARNY FEDERAL SAVINGS BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF THE PLAN

The following brief description of the provisions of the Kearny Federal Savings Bank Employees’ Savings & Profit Sharing Plan and Trust (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan Agreement for more complete information.

Participation

The Plan is a voluntary defined contribution plan which covers all eligible employees who have elected to participate.  All employees are eligible to participate in the Plan after performance of 1,000 hours of service in a 12 consecutive month period and attainment of the age of 21.  The participant becomes eligible the first day following the eligibility month.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions and Participants Accounts

Kearny Federal Savings Bank (“Employer Company”) has voluntarily agreed to make a matching contribution of 100% of the participant’s salary deferral contributions, up to a maximum of 3% of the participant’s compensation.  A participant may also elect to contribute voluntarily up to 75% of his or her salary, subject to applicable limits established in the Internal Revenue Code (“IRC”), which will not be matched by the Employer Company beyond the extent noted above.  Compensation includes total remuneration paid including wages, overtime and commissions.

Each participant’s account is credited with the participant’s contributions, plan earnings (including appreciation or depreciation of Plan assets) and an allocation of the Employer Company’s contribution.  Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. Loan and disbursement processing fees are charged to the respective participant accounts. Other administrative expenses are allocated based on transactions made.

Vesting

Participants are 100% vested immediately in both the employee and Employer Company contributions, including rollover contributions, and actual earnings thereon.

Retirement

Upon termination of employment, a participant may leave his or her account with the Plan and defer commencement of receipt of his or her vested balance until April 1 of the calendar year following the calendar year in which he or she attains age 70½, except to the extent that the vested account balance as of the date of termination is less than $500, in which case the interest in the Plan will be cashed out.  Participants may make withdrawals from their accounts at any time after terminating employment and may continue to change investment instructions with respect to their remaining account balance and make withdrawals.  Participants may elect, in lieu of a lump sum payment, to be paid in annual installments with the right to take in a lump sum the vested balance of their account at any time during such payment period.  Normal retirement age is 65.

KEARNY FEDERAL SAVINGS BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF THE PLAN (cont'd)

Disability Retirement

If a participant is disabled in accordance with the definition of disability under the Plan, he or she will be entitled to the same withdrawal rights as if terminating employment.

Pre-Retirement Death

Upon death, the value of a participant’s account will be payable to his or her beneficiary. This payment will be made in the form of a lump sum, unless the payment would exceed $500 and the participant had elected prior to death that the payment be made in annual installments over a period not to exceed 5 years (10 years if a spouse is the beneficiary).  If such an election is not in effect at the time of death, the beneficiary may elect to receive the benefit in the form of annual installments over a period not to exceed 5 years (10 years if a spouse is the beneficiary) or make withdrawals as often as once per year, except that any balance remaining must be withdrawn by the 5th anniversary (10th anniversary if a spouse is the beneficiary) of the participant’s death.

Investment Options

Participants may direct that contributions be invested in any one, or combination, of the following investment options:
A.	Common/Collective Trusts.

1.
Conservative Strategic Balanced SL Fund - Class 1 offers a broad diversification and a disciplined rebalancing process by investing approximately 75% U.S. bonds, 20% U.S. stocks and 5% in international stocks.

2.
Moderate Strategic Balanced SL Fund - Class 1 portfolio is for the investor with a “moderate” risk profile. The fund seeks to offer a broad diversification and a disciplined rebalancing process by investing approximately 45% U.S. stocks, 10% in international stocks and 45% in U.S. bonds.

3.
Aggressive Strategic Balanced SL Fund - Class 1 portfolio is for the investor with an “aggressive” risk profile. The fund seeks to offer a broad diversification and a disciplined rebalancing process by investing approximately 70% U.S. stocks, 15% in international stocks and 15% in U.S. bonds.

4.
S&P 500 Index NL Series Fund  – Class A - The Fund seeks to offer broad, low cost exposure to the stocks of large U.S. companies. The Fund seeks an investment return that approximates as closely as practicable, before expenses, the performance of the S&P 500 Index over the long term.

KEARNY FEDERAL SAVINGS BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS

 1. DESCRIPTION OF THE PLAN (cont’d)

5.
S&P Large Cap Value Index SL Fund - Class 1 - The Fund seeks to offer broad, low cost exposure to large U.S. value stocks. The Fund seeks an investment return that approximates as closely as practicable, before expenses, the performance of the S&P 500 Value Index over the long term.

6.
S&P Large Cap Growth Index SL Fund - Class 1 - The Fund seeks to offer  low cost exposure to stocks of large U.S. companies considered to have above average growth potential. The Fund seeks an investment return that approximates as closely as practicable, before expenses, the performance of the S&P 500 Growth Index over the long term.

7.
S&P Mid Cap Index NL Series Fund – Class A – The Fund seeks to offer broad, low cost exposure to the stocks of medium sized U.S. companies. This Fund seeks an investment return that approximates as closely as practicable, before expenses, the performance of the S&P MidCap 400 Index over the long term.

8.
Russell Small Cap Index NL Series Fund – Class A - The Fund seeks to offer broad, low cost exposure to stocks of small U.S. companies and is intended for medium to long-term investors seeking the potential high return from investing in smaller U.S. companies.  The Funds seeks an investment return that approximates as closely as practicable, before expenses, the performance of the Russell 2000 Index over the long term.

9.
NASDAQ 100 Index Non-Lending Fund - Class A – The Fund seeks to offer low cost exposure to the stocks of large, non-financial U.S. and international companies listed on the NASDAQ Stock Market. The Funds seeks an investment return that approximates as closely as practicable, before expenses, the performance of the NASDAQ-100 Index over the long term.

10.
International Index NL Series Fund – Class A - The Fund seeks to offer broad, low cost exposure to international stocks of companies in the developed markets of Europe, Australia and Far East.  The Fund seeks an investment return that approximates as closely as practicable, before expenses, the performance of the MSCI EAFE Index over the long term.

11.
Tuckerman REIT Index NL Series Fund – Class A - The Fund seeks to offer broad, low cost exposure to the U.S. commercial real estate securities market. The Fund seeks an investment return that approximates as closely as practicable, before expenses, the performance of the Dow Jones U.S. Select Index over the long term.

12.
Short-Term Investment Fund - Class A - The Fund seeks to offer safety of principal and a competitive yield to maximize current income. The fund invests in a diversified portfolio of U.S. dollar-denominated securities.

13.
Invesco Stable Value Fund - Pentegra Class- The primary investment objective of the Fund will be to seek the preservation of principal and to provide interest income reasonably obtained under prevailing market conditions and rates, consistent with seeking to maintain required liquidity.

KEARNY FEDERAL SAVINGS BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF THE PLAN (cont’d)

14.
U.S. Long Treasury Index SL Fund - Class A - The Fund seeks to offer broad, low cost exposure to long-term U.S. Treasury bonds with a minimum maturity of 10 years. The Fund seeks an investment return that approximates as closely as possible, before expenses, the performance of the Barclays Capital U.S. Long Treasury Bond Index over the long term.

15.
Target Retirement Funds - Class A - 2010-2055 – The Funds seeks to offer complete, low cost investment strategies with asset allocations which become more conservative as you near retirement. You simply select the fund with a date closest to when you expect to retire and invest accordingly. Each Fund seeks to achieve its objective by investing in a set of underlying SSgA collective trust funds representing various asset classes. Each fund (other than the SSgA Target Retirement Income Fund) is managed to a specific retirement year (target date) included in its name.

16.
U.S. Bond Index NL Fund - Class A - The Fund seeks to offer broadly diversified, low cost exposure to the overall U.S. bond market.  The Fund seeks an investment return that approximates as closely as practicable, before expenses, the performance of the Barclays Capital U.S. Aggregate Bond Index over the long term.

B.	Mutual Fund. Short–term Fund this fund is held in a short-term mutual fund until investment trades can be placed.

C.	Employer Stock Fund. The Employer Stock Fund consists primarily of Kearny Financial Corp. common stock, the parent of the Employer Company.

Valuation of Account

The Plan uses a unit system for valuing each Investment Fund, exclusive of the funds held in the short-term mutual fund.  Under this system, units represent each participant’s share in any Investment Fund.  The unit value is determined as of the close of business each regular business day (daily valuation).

Plan Merger

Effective November 30, 2010, Kearny Financial Corp. (“Kearny”) and its wholly owned subsidiary, Kearny Federal Savings Bank (“Kearny Bank”), acquired Central Jersey Bancorp (“Central Jersey”) by merger.  On December 28, 2010, the Plan began to administer the participant loan balances totaling $106,720 of the Central Jersey Bank, N.A. Employees’ Savings & Profit Sharing Plan and Trust (“CJB Plan”).  The remaining CJB Plan assets totaling $3,146,235 were transferred to the Plan in March 2011 upon the completion of the plan merger. The management of Kearny Federal Savings Bank and the legal counsel for the Plan believes that the Plan merger was a tax exempt transaction under the applicable provisions of the IRC and, therefore is not subject to federal income tax.

KEARNY FEDERAL SAVINGS BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS

2.  SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through common / collective trust funds. The contract values for these common / collective trust funds are based on the net asset value of the fund as reported by the investment advisor. The statements of net assets available for benefits present the fair value of the investment in the common / collective trust fund as well as the adjustment of the investment in the common / collective trust fund from fair value to contract value relating to fully benefit responsive investment contracts. The statements of changes in net assets available for benefits are prepared on a contract value basis.

Valuation of Investments

The Plan’s investments are stated at fair value. Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date. Net appreciation and (depreciation) includes gains and losses on investments bought and sold as well as held during the year.

Investment Fees

Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents. These fees are deducted prior to allocation of the Plan's investment earnings activity and thus are not separately identifiable as an expense.

Participant Loans Receivable

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Payments of Benefits

Benefit payments are recorded when paid.

KEARNY FEDERAL SAVINGS BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS

SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Administrative Costs

Significant administrative costs of the Plan have been absorbed by Kearny Federal Savings Bank, the Plan sponsor.  Such costs are primarily related to audit fees and the use of sponsor company personnel to administer and account for the Plan.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

New Accounting Standards

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2011-04 “Fair Value Measurement (topic 820): Amendments to Achieve Common Fair Valve Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.  (“ASU 2011-04”). ASU 2011-04 will expand disclosures about fair value measurement and result in common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 is effective for fiscal years and interim reporting periods beginning after December 15, 2011.  Adopting ASU 2011-04 did not have a material impact on the financial statements.

3.  FAIR VALUE MEASUREMENTS

The Plan measures its investments at fair value on a recurring basis in accordance with U.S. GAAP. FASB ASC Topic 820, Fair Value Measurement establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements).

Fair value is defined as the price that would be received to sell an asset or the price that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The framework that the authoritative guidance establishes for measuring fair value includes a hierarchy used to classify the inputs used in measuring fair value.  The hierarchy prioritizes the inputs used in determining valuations into three levels.  The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement.  The three levels of the fair value hierarchy under ASC Topic 820 are described below:

KEARNY FEDERAL SAVINGS BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS

3.  FAIR VALUE MEASUREMENTS (cont’d)

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access. These generally provide the most reliable evidence and are used to measure fair value whenever available.

Level 2: Inputs to the valuation methodology include significant inputs, other than Level 1 inputs, that are observable either directly or indirectly for substantially the full term of the asset through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets or liabilities, quoted market prices in inactive markets for identical or similar assets or liabilities, and other observable inputs.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

An asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.

Common/collective trusts: Valued by the trustee based on the current market values of the underlying assets of the common collective trusts based on information reported by the investment advisor using audited financial statements of the common/collective trust funds at year end. The Invesco Stable Value Fund is valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual fund: Valued at the net asset value of shares held by the Plan at year end.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan’s management believes the valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain investments could result in a different fair value measurement at the reporting date.

KEARNY FEDERAL SAVINGS BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS

3.  FAIR VALUE MEASUREMENTS (cont’d)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31:

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Mutual fund:
Short term funds	$6,566	$-	$-	$6,566
Common/collective trusts: (a)
Balanced	-	1,373,133	-	1,373,133
Growth	-	1,053,756	-	1,053,756
Growth and Income	-	5,341,457	-	5,341,457
Real estate	-	329,553	-	329,553
U.S. Government securities	-	714,340	-	714,340
Short-term debt	-	1,139,474	-	1,139,474
Stable value	-	2,273,274	-	2,273,274
Other	-	684,111	-	684,111

Common stock:
Financial	5,329,408	-	-	5,329,408

	$5,335,974	$12,909,098	$-	$18,245,072

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total

Mutual fund:
Short term funds	$26,727	$-	$-	$26,727
Common/collective trusts:
Balanced	-	1,131,700	-	1,131,700
Growth	-	816,140	-	816,140
Growth and Income	-	3,982,310	-	3,982,310
Real estate	-	220,113	-	220,113
U.S. Government securities	-	656,908	-	656,908
Short-term debt	-	1,075,139	-	1,075,139
Stable value	-	2,157,286		2,157,286
Other	-	512,178	-	512,178
Common stock:
Financial	5,182,155	-	-	5,182,155
	$5,208,882	$10,551,774	$-	$15,760,656

KEARNY FEDERAL SAVINGS BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS

4.   RELATED PARTY TRANSACTIONS

The Plan owns shares of Kearny Financial Corp. common stock.  The Employer Company pays for fees for accounting and other administrative services.  In addition, participants pay for administrative fees and loan fees to Reliance Trust Company, Pentegra, and State Street Investor Services.

5.    INVESTMENTS

The following table presents the fair values of investments. **
Investments at December 31, 2012 and 2011 consist of the following:  (Investments that represent 5% or more of net assets are separately identified.)

	2012		2011

Kearny Financial Corp. common stock	$5,329,408		$5,182,155
Invesco Stable Value Fund-Pentegra Class	2,273,274		2,157,286
S&P Midcap Index NL Series Fund-Class A	1,462,465		1,094,866
Short-Term Investment Fund-Class A	1,139,474		1,075,139
S&P 500 Index NL Series Fund-Class A	1,198,549		947,922
S&P Large Cap Growth Index SL Fund-Class 1	1,053,756		816,140
NASDAQ 100 Index Non-Lending Fund-Class A	982,092		-	*
Other	4,806,054	*	4,487,148	*

	$18,245,072		$15,760,656

* Investments are less than 5% of net assets at the indicated date.
** See Note 3. for fair value measurement.

The net appreciation  in fair market value of investments (including gains and losses on investments bought and sold, as well as held during the year) for each significant class of investments consists of the following for the years ended December 31:

	2012	2011

Employer common stock	$124,625	$473,057
Common/collective trusts	1,144,308	101,071

	$1,268,933	$574,128

KEARNY FEDERAL SAVINGS BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS

6.  PARTICIPANT LOANS

In accordance with the Plan, the minimum amount a participant can borrow is $1,000. The maximum amount the participant can borrow is the lesser of (i) $50,000 or (ii) one-half (1/2) of the vested balance of the participant’s account.  Interest rates charged on participant loans range between 4.25% and 8.25% which are commensurate with local prevailing rates as determined quarterly by the Plan administrator.  Principal and interest are paid ratably through payroll deductions.  Loan terms range from one to five years or greater for the purchase of a primary residence.   Participant loan balances, at December 31, 2012 and 2011, and totaled $675,642 and $607,743 respectively.

7.  PLAN TERMINATION

Although it has not expressed any intent to do so, the Employer Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

8.  INCOME TAX STATUS

The Plan is operating under a prototype non-standardized 401(k) profit sharing plan prepared by Pentegra Services, Inc.  The prototype plan obtained its latest determination letter dated March 31, 2008, in which the Internal Revenue Service stated that the prototype plan, as then designed, complied with the applicable requirements of the IRC. The Plan’s administrator and the Plan’s legal advisors believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.  Therefore, they believe that the Plan is qualified and the related trust is tax-exempt.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of  liability or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

9.   RISKS AND UNCERTAINTIES

The Plan holds investments in Kearny Financial Corp. common stock, mutual funds shares and common/collective trusts whose values are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated certain investments and the level of uncertainties related to changes in the value of investments it is at least reasonably possible that changes in risk in the near term would materially affect investment assets reported in participant account balances and in the statements of net assets available for benefits.

KEARNY FEDERAL SAVINGS BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS

10.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of net assets available for plan benefits according to the financial statements consists of the following as of December 31:

	2012	2011

Net assets available for benefits per the financial
statements	$18,833,783	$16,310,869

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	81,700	65,277

Net assets available for benefits per the Form 5500	$18,915,483	$16,376,146

A reconciliation of net income according to the financial statements consists of the following as of December 31:

	2012	2011

Net increase in net assets available for benefits	$2,522,914	$4,820,297

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	16,423	78,880

Net income per the Form 5500	$2,539,337	$4,899,177

Schedule 1.
KEARNY FEDERAL SAVINGS BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST
EIN:  22-1032860
PN:  003
SCHEDULE H, LINE 4(i) SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2012

(a)	Identity of Issuer or Borrower (b)	Description (c)	Cost (d) **	Fair Value (e)

*	Kearny Financial Corp	Employer Stock Fund	N/A	$5,329,408

	Mutual Fund:
*	State Street Investors (SSG)	Short-Term Investment Fund	N/A	6,566

	Common/Collective Trust Funds:
*	State Street Investors (SSG)	Conservative Strategic Balanced SL Fund-Class 1	N/A	400,529
*	State Street Investors (SSG)	Moderate Strategic Balanced SL Fund-Class 1	N/A	662,898
*	State Street Investors (SSG)	Aggressive Strategic Balanced SL Fund-Class 1	N/A	309,706
*	State Street Investors (SSG)	S&P 500 Index NL Series Fund - Class A	N/A	1,198,549
*	State Street Investors (SSG)	Invesco Stable Value Fund-Pentegra Class	N/A	2,273,274
*	State Street Investors (SSG)	S&P Midcap Index NL Series Fund - Class A	N/A	1,462,465
*	State Street Investors (SSG)	S&P Large Cap Value Index SL Fund - Class 1	N/A	708,828
*	State Street Investors (SSG)	S&P Large Cap Growth Index SL Fund - Class 1	N/A	1,053,756
*	State Street Investors (SSG)	Russell Small Cap Index NL Series Fund - Class A	N/A	663,384
*	State Street Investors (SSG)	NASDAQ 100 Index Non-Lending Fund - Class A	N/A	982,092
*	State Street Investors (SSG)	International Index NL Series Fund - Class A	N/A	326,139
*	State Street Investors (SSG)	U.S. Long Treasury Index SL Series Fund - Class A	N/A	714,340
*	State Street Investors (SSG)	Tuckerman REIT Index NL Series Fund - Class A	N/A	329,553
*	State Street Investors (SSG)	Short-Term Investment Fund - Class A	N/A	1,139,474
*	State Street Investors (SSG)	Security Lending-Class A- 2015	N/A	184,885
*	State Street Investors (SSG)	Target Retirement Class A-2010	N/A	2,967
*	State Street Investors (SSG)	Target Retirement Class A-2020	N/A	30,228
*	State Street Investors (SSG)	Target Retirement Class A-2025	N/A	247,191
*	State Street Investors (SSG)	Target Retirement Class A-2030	N/A	7,045
*	State Street Investors (SSG)	Target Retirement Class A-2035	N/A	75,213
*	State Street Investors (SSG)	Target Retirement Class A-2040	N/A	4,298
*	State Street Investors (SSG)	Target Retirement Class A-2045	N/A	20,965
*	State Street Investors (SSG)	Target Retirement Class A-2050	N/A	9,896
*	State Street Investors (SSG)	Target Retirement Class A-2055	N/A	3,208
*	State Street Investors (SSG)	Target Retirement Income non-lending	N/A	56,107
*	State Street Investors (SSG)	U.S. Bond Index NL Fund-Class A	N/A	42,108
*	Participant loans	Interest Rates 4.25% to 8.25%		675,642

				$18,920,714
*	Party-in-interest

**	Historical cost has not been presented since all investments are participant-directed.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Kearny Federal Savings Bank Employees'
Savings & Profit Sharing Plan and Trust

Date: June 24, 2013	By:	/s/ Albert E. Gossweiler
Albert E. Gossweiler, Senior Vice President and Treasurer
Plan Administrator